

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 24, 2008

VIA U.S. MAIL AND FAX

Mr. Chu Pi Yun
Chief Financial Officer
Omphalos, Corporation
Unit 2, 15 Fl., 83, Nankan Rd. Sec. 1,
Luchu Taoyuan County
Taiwan

> **Re:** **Omphalos, Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 11, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Form 8-K/A filed April 9, 2008**
> **File No. 000-32341**

Dear Mr. Chu Pi Yun:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed April 9, 2008

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

Report of Independent Registered Public Accounting Firm, page 1

1.   We see that your current auditors, KCCW Accountancy Corp. refer to the reports of other auditors and that the financial statements for the year ended December 31, 2006 were audited by other auditors. Please note that if an audit report required to be filed includes reference to another accountant's report, then the separate report of the other accountant must also be included in the filing. Further, auditors' reports referring to each period for which audited financial statements are required must be included in the filing. Please amend your filing to include the appropriate audit reports.

2.   We note that Omphalos is the accounting acquirer. We also note that Omphalos changed auditors in fiscal 2007. As such, you should amend the Form 8-K to provide the disclosures required by Item 304 of Regulation S-K with respect to the changes in Omphalos' auditor which occurred within 24 months prior to the date of Omphalos' financial statements.

Consolidated and Combined Statements of Income, page 4

3.   We note that you included 'commission income', 'loss on disposal of fixed assets', 'loss due to inventory value decline' and 'gain on lawsuit settlement' as part of your other non-operating income and expenses. Please tell us why you believe these items should be classified as non-operating expenses. Your explanation should include a discussion of how the underlying nature of each item does not relate to your operating activities. Refer to paragraph 45 of SFAS 144, EITF 96-9 and Question 2 of SAB Topic 5.P.3. Please similarly address the classification of similar charges in your statements of operations for the three months ended March 31, 2008 included in your March 31, 2008 Form 10-Q.

Consolidated and Combined Statements of Shareholders' Equity, page 5

4.   We note you included a separate line item to reflect a two for one stock split and your disclosure in Note 8 that you gave retroactive effect to the stock split for all periods presented. Please explain why you have included this as a separate line item in the Statement of Shareholders' Equity.

Consolidated and Combined Statements of Cash Flows, page 6

5.   We see that you have included "acquisitions of Omphalos, All Fine and All Fine
        (B.V.I.)" as a cash outflow from investing activities. Please clarify for us how you
        accounted for the 'acquisition.' We note your disclosure on page 7 that these entities
        were all under common control.

Note 1. Organization and Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 9

6.   Please tell us, and in future filings disclose, the significant terms of the return rights,
        discounts, rebates and other allowances you provide to customers and how you determine
        the amount of any provisions for these items. Refer to SFAS 48 and EITF 0-19.

Warranty Costs, page 10

7.   Please show us and include the disclosures required by paragraph 14(b) of FIN 45 in
        future filings. Otherwise, tell us why you are not required to provide these disclosures.

Concentrations, page 11

8.   We note that for each of the years ended December 31, 2006 and 2007 you had three
        customers who accounted for more than 10% of your total revenues. Consistent with
        paragraph 39 of SFAS 131, please disclose in future filings the total amount of revenues
        from each customer that represented 10 percent or more of your revenues.

Note 4. Income Taxes, page 14

9.   We note that Omphalos (B.V.I.) and All Fine (B.V.I.) are incorporated in the British
        Virgin Islands and are not required to pay income tax. However, we also note that
        Omphalos and All Fine are incorporated in Taiwan and are subject to Taiwan tax law. It
        appears from your disclosure that there is no tax provision even under Taiwan tax law.
        Please tell us and revise future filings to explain why you reflect no tax amounts in your
        disclosures for 2006 and 2007.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Financial Statements, page 5

Condensed Consolidated Statements of Operations, page 8

10.   In future filings, earnings or loss per share should be rounded to the nearest cent, in order
        not to imply a greater degree of precision than exists.

Note 1. Organization and Summary of Significant Accounting Policies, page 11

Cash Equivalents, Investments, and Long-Term Investments, page 13

11.   Please tell us whether or not you have reflected the adoption of SFAS 157 in your
        financial statements. We note that under paragraph 36 of SFAS 157 this statement was
        effective for your company as of January 1, 2008. Please also show us and provide the
        disclosures required by paragraphs 32 – 35 and 39 in future filings.

Note 4. Subsequent Event, page 15

12.   We note your disclosure that you effected a one-for-three split of your common shares on
        April 15, 2008. It does not appear, however, that you have retroactively restated your
        financial statements for this stock split. We note your weighted average shares as of
        March 31, 2007 and March 31, 2008 are reported on your income statement as
        81,996,275 and 86,949,297, respectively. Please reflect the stock split retroactively in
        your future filings, or tell us why retroactive presentation is not appropriate.

Exhibit 31.1 and 31.2

13.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of the
        certifying individual. In future filings, the identification of the certifying individual at the
        beginning of the certification should be revised so as not to include the individual's title.

14.   We note the following:

        ·   You replaced the word 'registrant' with the words 'small business issuer' in the
                third and fourth paragraphs.
        ·   You deleted the phrases ', including its consolidated subsidiaries,' and 'within
                those entities' from paragraph 4(a).
        ·   You added the word 'and' to the end of paragraph 4(b).
        ·   You deleted the phrase 'procedures and' from paragraph 4(c).
        ·   You replaced the phrase '; and' with a period at the end of paragraph 4(d).

·   You deleted the phrase 'of internal control over financial reporting' from paragraph 5.

·   You deleted the phrases 'and material weaknesses' and 'over financial reporting' and 'are reasonably likely to' and the word 'information' from paragraph 5(a).

·   You added the word 'could' and the phrase 'data and have identified for the registrant's auditors any material weaknesses in internal controls' in paragraph 5(a).

·   You added an 's' to the word 'control' in paragraphs 5(a) and 5(b).

Please revise future filings, including any amendment, to include certifications that are consistent with the language in Item 601(b)(31) of Regulation S-K.

15.   We note that it appears you are required to comply with Items 308(a) and 308(b) of Regulation S-K. However, you continue to omit the introductory language in paragraph 4 referring to internal control over financial reporting. Please either amend your Form 10-Q to include corrected certifications, or tell us why the company is not required to include the referenced language. Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification, including complying with any applicable comments related to future filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant